Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this report. This discussion and analysis and other parts of this report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, without limitation, those set forth under “Risk Factors” in the Company’s registration statement on Form F-1 as filed with the SEC on September 4, 2025 (commission file no. 333-288600) and elsewhere in this report. You should carefully read the “Risk Factors” section of this report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

As used in this interim report, the terms the “Company”, “we”, “our”, “our Group”, “our business” or “us” refer solely to Agencia Comercial Co., Ltd, a company with limited liability organized under the laws of Cayman Islands. Our reporting currency is U.S. dollars. The functional currency of the Company’s Operating Subsidiary located in Taiwan is NTD. Unless otherwise noted, all translations from NTD to U.S. dollars and from U.S. dollars to NTD in this report are made at a rate of NTD32.79 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that the NTD or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or NTD, as the case may be, at any particular rate or at all.

All amounts included herein with respect to the six months ended June 30, 2025 and 2024 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024 included elsewhere in this interim report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We, through our Operating Subsidiary, are primarily engaged in trading of whisky products, including procurement, distribution, and sale in both Taiwan and international markets. Through the Operating Subsidiary, we import and sell a broad range of premium whisky products, which come from countries/regions such as Scotland.

Beginning in 2025, we ventured into brand-authorized bottling, packaging, and sales, marking a significant diversification of our business model. Under this new approach, we obtain brand licenses from renowned whisky brands, allowing us to source raw cask whisky directly from their distilleries. We then conduct the bottling and packaging operations in Taiwan, leveraging the expertise of local contract manufacturers. This brand-authorized model enables us to collaborate closely with prestigious whisky brands, fostering strong partnerships and ensuring adherence to their stringent quality standards. By directly sourcing raw cask whisky from the brand owners and carrying out the bottling and packaging processes in Taiwan, we can offer a seamless end-to-end solution while maintaining control over the supply chain and product quality.

The following discussion and analysis of our financial condition and results of operations are prepared based on the financial data which is derived from our unaudited consolidated interim financial statements for the six months ended June 30, 2025 and 2024, included in this report.

Our financial performance for the six months ended June 30, 2025, demonstrated continued growth momentum, with revenue reaching US$1,883,548 for the six months ended June 30, 2025, representing 36% growth compared to the six months ended June 30, 2024. For the six months ended June 30, 2025, we successfully launched our proprietary brand whisky packaging and distribution business, which contributed US$118,292 in revenue alongside our core bottled whisky which contributed revenue of US$1,765,256. This new business line complements our traditional offerings by leveraging brand partnerships to create bottled products, further diversifying our revenue streams and enhancing our market position.

For the six months ended June 30, 2025, we reported net income of US$430,072, representing an 8% decrease from $465,803 for the six months ended June 30, 2024. This result reflects both the 25% growth in gross profit of US$172,135 achieved through our product mix strategy and geographic expansion, and the planned increase in operating expenses to support our business transformation. While net income declined modestly, this was primarily due to strategic investments as we transition to a public company. The gross profit improvement was driven by proprietary brand whisky packaging and distribution business (80% margin) and bottled whisky sales (44% margin, up from 36% for the six months ended June 30, 2024), while the operating expense increase reflected necessary public company readiness costs, including financial reporting upgrades.

Our financial condition and results of operations for the six months ended June 30, 2025, reflect our strong market position, effective execution of growth strategies, and efficient management of resources. The sustained revenue growth for the six months ended June 30, 2025 demonstrates the continued momentum of our business model. These factors have positioned us favorably for continued growth and profitability in the future.

Business

We, through our operating subsidiary Agencia Comercial Co., Ltd., are engaged in the trading and wholesale of premium whisky products. Our business encompasses procurement, distribution and sale of high-quality whiskies, including both bottled and cask whisky in both Taiwan and international markets. Our operations are structured across three primary business lines:

●	Raw Cask Whisky Sales: Wholesale of entire whisky barrels to distributors and retailers.

●	Bottled Whisky Sales: Distribution of finished bottled whisky products through hospitality channels and corporate clients.

●	Proprietary Brand Whisky Packaging and Distribution: A vertically integrated model launched in 2025, under which we collaborate with established international whisky brands to bottle, package, and distribute products under brand authorization agreements.

We source whisky from renowned distilleries, primarily in Scotland, and leverage our distribution network across Taiwan, Japan, Hong Kong, Canada, Macau, and China. In 2025, we introduced our proprietary brand whisky packaging and distribution operations in Taiwan through licensed contract manufacturers, enhancing control over quality and supply chain while diversifying our revenue streams.

For a complete description of our business, strategy, competitive environment, and regulatory landscape, please refer to the description under the heading “Business” in our Registration Statement on Form F-1 (File No. 333-288600), filed with the SEC on September 4, 2025, which is incorporated herein by reference.

Key Factors Affecting Our RESULTS OF OPERATIONS

The key factors that we believe affect our financial condition and results of operations are discussed below.

Market Demand and Customer Preferences

Our revenue is directly tied to the demand for whisky products in both domestic and international markets. Changes in consumer preferences, such as shifts toward premium or craft spirits, could significantly impact our sales volumes and profitability. As an important player in the whisky industry, we must remain agile and responsive to evolving market dynamics and consumer trends.

The Taiwan market is a crucial revenue driver for our business. Factors influencing domestic demand in Taiwan include economic conditions, disposable income levels, demographic shifts, and cultural trends. A strong Taiwan economy and rising disposable incomes can stimulate demand for our products, particularly in the premium and luxury segments. Conversely, economic downturns or shifts in consumer spending patterns may adversely affect sales volumes.

Although our international sales segment has historically been small, we recognize significant growth potential in global markets starting in 2025. We are poised for a strategic transformation, with a substantial increase in third-party international sales. This marks a decisive shift from our previous reliance on related party transactions, contributing to our growth in non-domestic markets such as Japan, Hong Kong, Canada, and Macau. The global whisky market is influenced by several key factors, including consumer trends and spending patterns, economic conditions, and cultural factors. A failure to fully understand these elements may impact our ability to successfully penetrate and compete in specified international markets.

In recent years, we have witnessed a growing consumer preference for premium and craft spirits, driven by a desire for unique and authentic experiences. This trend has created opportunities for us to introduce higher-priced, limited-edition, and premium whisky offerings, potentially enhancing our profitability. However, failure to adapt to this trend or accurately anticipate consumer preferences could lead to a loss of market share and revenue.

The whisky industry is highly competitive, with numerous Taiwan and international players vying for market share. Our ability to differentiate our products, maintain brand loyalty, and effectively market our offerings is crucial for sustaining demand and profitability. Intense competition may necessitate increased marketing efforts, product innovation, or pricing adjustments, impacting our operating costs and margins.

By closely monitoring market trends, consumer preferences, and competitive dynamics, we aim to proactively adapt our product offerings, marketing strategies, and operational processes to maintain a strong position in the whisky market. Failure to effectively address shifts in demand or consumer preferences could adversely impact our sales volumes, revenue, and overall profitability.

Supplier Relations and Procurement Costs

As a trading company in the whisky industry, our ability to maintain strong relationships with reputable suppliers and secure favorable procurement terms is crucial to our success. We rely on a diverse network of suppliers from various whisky-producing regions, such as Scotland, to source premium and rare whisky products for our customers. Disruptions in our supplier relationships or changes in procurement costs can significantly impact our gross margins and profitability.

We strive to cultivate long-term partnerships with our suppliers, built on trust, transparency, and mutual understanding. Our procurement team works closely with suppliers to ensure a steady supply of high-quality products and to negotiate favorable pricing and payment terms. Additionally, our expertise in identifying and procuring unique and limited-edition whiskies from sought-after distilleries enhances our competitive advantage and enables us to command premium pricing in the market.

In 2025, we introduced our proprietary brand whisky packaging and distribution business, which involves authorized bottling and packaging of whiskies in partnership with renowned international brands. Under this model, we source bulk whisky directly from brand-owned distilleries and conduct bottling operations in Taiwan through licensed manufacturers, combining brand heritage with our distribution expertise. This vertical integration allows us to maintain quality control while capturing additional value in the supply chain.

The cost of goods sold, which includes the purchase price of whisky products, import duties, and other associated costs, is a significant factor affecting our profitability. With the introduction of our proprietary brand whisky packaging and distribution business, our cost of goods sold now additionally incorporates the bottling and packaging costs. Fluctuations in the cost of goods sold can be influenced by various factors, such as global supply and demand dynamics, changes in import regulations, and currency exchange rates.

To mitigate the impact of cost fluctuations, we employ strategic inventory management practices, leveraging our industry knowledge and market intelligence to optimize our purchasing decisions. For our proprietary brand whisky packaging and distribution business, we have established long-term supply arrangements with brand partners and bottling manufacturers. We continuously explore opportunities to streamline our supply chain and logistics operations, including diversifying our supplier base for packaging materials across the Asia-Pacific region. These measures, combined with our existing cost management framework, help reduce operational costs and improve overall efficiency as we scale our premium whisky offerings.

Maintenance of Key Personnel

Our success is heavily dependent on the expertise, industry knowledge, and relationships cultivated by our key personnel. They possess valuable insights into the whisky industry, have established strong connections with suppliers and customers, and play a pivotal role in driving our strategic initiatives and growth objectives.

Retaining and attracting top talent in the industry is crucial for maintaining our competitive edge. We strive to create a workplace environment that fosters professional growth, rewards performance, and provides opportunities for career advancement. Additionally, we offer competitive compensation packages to motivate and retain our key personnel.

The loss of key personnel or the inability to attract and retain skilled professionals could adversely impact our operations, supplier relationships, and market position. As such, we prioritize succession planning and knowledge transfer initiatives to mitigate the risks associated with personnel changes and ensure business continuity.

Furthermore, we cultivate a strong corporate culture that promotes collaboration, innovation, and a shared passion for the whisky industry. By fostering an engaging and inclusive work environment, we aim to enhance employee satisfaction and loyalty, contributing to the long-term retention of our valuable human capital.

Fluctuation in Interest Rates

As part of our financing strategy, we have obtained borrowings from a local bank in Taiwan. These borrowings are subject to fluctuations in interest rates, which can directly impact our financial expenses and profitability.

Rising interest rates can lead to an increase in the cost of servicing our debt, thereby reducing our net income. Conversely, a decline in interest rates can result in lower financing costs, positively impacting our profitability. Given the potential impact of interest rate fluctuations on our financial performance, we closely monitor market conditions and maintain a prudent approach to debt management.

To mitigate the risks associated with interest rate volatility, depending on the market situation, we may employ various strategies, such as negotiating fixed-rate borrowings or exploring hedging instruments like interest rate swaps. Additionally, we maintain a disciplined approach to capital allocation, ensuring that our borrowings are aligned with our operational requirements and growth objectives.

Our finance team regularly evaluates our debt portfolio, interest rate exposure, and potential refinancing opportunities to optimize our financing costs and maintain a healthy financial position. By proactively managing our interest rate risk, we aim to minimize the adverse effects of interest rate fluctuations on our results of operations and ensure long-term financial stability.

Fluctuation in Exchange Rates

As a company engaged in international trade, our operations are exposed to fluctuations in exchange rates. With customers and suppliers located in various countries, our revenue and expenses are denominated in multiple currencies.

Unfavorable movements in exchange rates can adversely impact our financial performance. For instance, an appreciation of the NTD against other currencies can make our products more expensive for international customers, potentially affecting our export sales and profitability. Conversely, a depreciation of the NTD can increase the costs of importing whisky products from our foreign suppliers, putting pressure on our gross margins.

Our finance team closely monitors currency markets and employs robust risk management practices to assess and manage our foreign exchange exposure proactively. By implementing these strategies, we aim to minimize the impact of currency fluctuations on our financial results and maintain a stable and predictable operating environment.

Competitive Landscape

The whisky trading industry is highly competitive, with numerous players offering similar products. Our ability to differentiate our offerings, maintain competitive pricing, and secure reliable suppliers will be critical to sustaining growth.

As we explore new markets, we may face challenges related to brand recognition, regulatory hurdles, and competition from established players, which could impact our revenue growth.

Macroeconomic Conditions

Our results of operations are influenced by global economic conditions, including inflation, recessionary pressures, and changes in consumer spending patterns. Economic downturns could reduce demand for premium products like whisky, adversely affecting our revenue.

Related Party Transactions

We engage in various transactions with related parties, including our controlling shareholders, their immediate family members, and entities under common control. These transactions primarily include purchases and sales of inventory, financing arrangements, leasing of office and warehouse premises, and reimbursements of expenses. Details of these transactions and outstanding balances are disclosed in Note 12, “Related Party Transactions and Balances,” to the accompanying unaudited condensed consolidated financial statements.

While these transactions are conducted in the ordinary course of business and are negotiated based on management’s assessment of market terms, they may not necessarily reflect terms that would be available from unrelated third parties. The concentration of certain payables and receivables with related parties could affect our liquidity and operational flexibility if these relationships were to change. We regularly review these arrangements to ensure they remain commercially reasonable and aligned with the interests of the Company and its shareholders.

The level of related party transactions fluctuates depending on operational needs and financing activities. For the six months ended June 30, 2025, transactions with related parties accounted for approximately 1.3% of total revenue, compared to 10.9% for the six months ended June 30, 2024, reflecting our strategic shift toward third-party international sales.

Key Components of Our Results of Operations

To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenue, cost of revenue, gross profit and gross margin, general and administrative expenses, sales and distribution expenses, and income tax expenses. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedback to key operating decisions and allows our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenue

Our revenue is generated through the sale and distribution of bottled whisky products across three core business lines: raw cask whisky sales, bottled whisky sales, and proprietary brand whisky packaging and distribution business. The raw cask segment involves wholesale transactions of entire whisky barrels to distributors and retailers, while the bottled segment focuses on finished products sold through hospitality channels and corporate clients. Our proprietary brand whisky packaging and distribution business represent a vertically integrated model where we collaborate with established distilleries to bottle and package our product offerings under brand authorization, combining their heritage with our distribution expertise.

Revenue performance directly impacts our financial results through both top-line growth and product mix effects. Management prioritizes strategic balance between volume growth and product mix, as shifts in geographic markets or product categories can significantly influence profitability. We monitor how revenue composition affects gross margins, working capital requirements, and scalability across different business models.

We evaluate revenue performance through several key metrics: geographic market penetration (domestic vs. international), product category mix (raw cask vs. bottled vs. proprietary brand whisky packaging and distribution business), and trade volume relative to revenue growth. These measurements help assess pricing power, demand elasticity, and the effectiveness of distribution strategies. Management supplements this analysis with customer acquisition costs, channel profitability, and inventory turnover ratios to optimize our commercial operations.

Cost of revenue

Our cost of revenue primarily comprises the procurement costs of whisky products held for sale, including raw casks and bottled inventory, as well as direct expenses associated with import/export duties and processing fees. These costs are inherently significant in our business model due to the premium nature of our products, which require careful sourcing, aging, and handling throughout the supply chain. The composition of these costs varies across our product segments, with raw cask procurement, bottling operations, and international distribution each presenting distinct cost structures.

Cost of revenue directly impacts our profitability through gross margin, serving as a key indicator of our operational efficiency and pricing power. Management actively monitors procurement strategies, supplier relationships, and logistics networks to optimize these costs while maintaining product quality. Fluctuations in raw material pricing, trade tariffs, or transportation costs can materially affect margins, making cost control a critical focus area for sustaining profitability across economic cycles.

We evaluate cost of revenue performance through several operational lenses, such as procurement efficiency, measured by cost per unit across product categories; supply chain optimization, including lead times and import/export cost structures; and economies of scale as production volumes grow. These metrics inform strategic decisions regarding supplier diversification, inventory management, and pricing adjustments to align with our premium market positioning.

Gross profit and gross profit margin

Gross profit represents the difference between revenue and the cost of goods sold, serving as a fundamental measure of our production and distribution efficiency. Gross profit margin, calculated as gross profit divided by revenue, indicates the portion of each revenue dollar retained after accounting for direct product costs, reflecting our pricing power and cost management effectiveness.

Gross profit and margin directly impact our results of operations by determining the funds available to cover operating expenses and generate operating income. Higher gross margins provide greater flexibility to invest in growth initiatives while maintaining profitability, while margin pressure may require operational adjustments or cost optimization measures. These metrics ultimately influence our bottom-line performance and capacity for strategic reinvestment.

Management monitors gross profit and margin by product line and distribution channel, analyzing trends in input costs, production efficiencies, and pricing strategies. We evaluate margin sustainability through regular reviews of procurement practices, inventory management, and product mix optimization, ensuring alignment with our product mix strategy and long-term profitability targets.

General and administrative expenses

General and administrative expenses consist primarily of staff costs (including salaries, messing, etc.), expenses related to trademark, lease expenses, and professional fee (including audit fee for our consolidated financial statements). These expenses affect our results of operations by reducing operating income, as they are largely fixed in nature and do not fluctuate directly with sales volume. The level of general and administrative expenses relative to revenue influences our operating margins and overall profitability, requiring careful management to ensure the efficient allocation of resources while maintaining necessary corporate functions and strategic capabilities. Management monitors and controls these costs through regular budget reviews, operational efficiency assessments, and strategic resource allocation, while ensuring we maintain the necessary corporate governance, financial reporting capabilities, and operational support required for sustainable growth.

Sales and distribution expenses

Sales and distribution expenses consist primarily of employee-related costs for sales personnel, including salaries and benefits, along with warehouse expenses directly tied to revenue generation. These costs represent the necessary investments to maintain and grow our distribution network, sales channels, and customer relationships.

Sales and distribution expenses affect our results of operations by reducing operating profit, with their efficiency directly influencing our overall profitability. As semi-variable costs, they typically scale with business expansion but can be optimized through productivity improvements. Management monitors these expenses on a regular basis, ensuring we maintain an appropriate balance between market penetration and cost discipline. The effectiveness of our sales and distribution network is evaluated based on its ability to support revenue growth while maintaining competitive cost structures.

Income tax expenses

Income tax expenses represent the corporate income tax we are required to pay to relevant tax authorities based on our taxable income. As a Taiwan-based company, we are subject to profit tax governed by local tax laws and regulations. The expense is calculated by applying applicable tax rates to taxable income, after accounting for all allowable deductions, credits, and adjustments under the tax code.

Income tax expenses directly impact our net income and overall profitability, as they represent the final allocation of pre-tax earnings to tax obligations. The effective tax rate, which may differ from statutory rates due to available incentives and deductions, serves as our primary performance metric for tax efficiency. Management actively monitors this rate through ongoing review of tax positions, compliance with regulatory changes, and optimization of available tax planning opportunities within legal frameworks.

Results of Operations

For the six months ended June 30, 2025 and 2024

	For the six months ended June 30,
	2024		2025		Variance
	US$	% of total revenue	US$	% of total revenue	Amount US$	%
Revenue	1,382,345		1,883,548		501,203	36.3%
Cost of revenue	(692,305)	50%	(1,021,373)	54%	(329,068)	47.5%
Gross profit	690,040	50%	862,175	46%	172,135	24.9%

Operating expenses:
– General and administrative expenses	(70,007)	5%	(319,764)	17%	(249,757)	356.8%
– Sales and distribution expenses	(35,773)	3%	(29,043)	2%	6,730	(18.8)%
Total operating expenses	(105,780)	8%	(348,807)	19%	(243,027)	229.7%
Income from operations	584,260	42%	513,368	27%	(70,892)	(12.1)%
– Interest income	53	0%	329	0%	276	520.8%
– Interest expense	(987)	0%	(1,769)	0%	(782)	79.2%
– Foreign exchange gains (losses), net	548	0%	(4,136)	0%	(4,684)	(854.7)%
– Sundry income	5,166	0%	33,366	2%	28,200	545.9%
Total income before tax expense	589,040	43%	541,158	29%	(47,882)	(8.1)%
– Income tax expenses	(123,237)	9%	(111,086)	6%	12,151	(9.9)%
Net income	465,803	34%	430,072	23%	(35,731)	(7.7)%

Revenue

	Raw cask whisky sales	Bottled whisky sales	Proprietary brand whisky packaging and distribution	Total
	US$	US$	US$	US$
For the six months ended June 30, 2024
– Taiwan sales
– Third parties	765,264	466,223	—	1,231,487
– Related parties	—	67,360	—	67,360
– International sales
– China (related parties)	—	83,498	—	83,498

	765,264	617,081	—	1,382,345

For the six months ended June 30, 2025
– Taiwan sales
– Third parties	—	271,688	94,633	366,321
– Related parties	—	—	23,659	23,659
– International sales
– Hong Kong (third parties)	—	472,149	—	472,149
– Macau (third parties)	—	32,342	—	32,342
– Canada (third parties)	—	182,262	—	182,262
– Japan (third parties)	—	806,815	—	806,815

	—	1,765,256	118,292	1,883,548

For the six months ended June 30, 2025, we achieved total revenue of US$1,883,548, representing a 36% increase compared to US$1,382,345 for the six months ended June 30, 2024. This growth demonstrates the successful execution of our strategic initiatives to diversify both geographically and across product lines.

A transformation occurred in our geographic revenue mix for the six months ended June 30, 2025. International sales grew to dominate our business, contributing 80% of total revenue compared to just 6% for the six months ended June 30, 2024. This remarkable shift was led by strong performance in several key markets: Japan emerged as our largest international market at 43% of total revenue, followed by Hong Kong at 25%, Canada at 10%, and Macau at 2%. While maintaining our established presence in Taiwan, domestic sales now represent 20% of revenue as we strategically rebalance our market focus.

Our product portfolio strategy has evolved in response to market dynamics. For the six months ended June 30, 2025, we deliberately shifted our commercial focus toward bottled whisky sales and our new proprietary brand whisky packaging and distribution business. This is reflected in bottled whisky sales generating US$1,765,256 in revenue, maintaining their position as our core offering, while our proprietary brand whisky packaging and distribution business contributed US$118,292 in their initial period. This compares to the six months ended June 30, 2024, where raw cask whisky sales contributed US$765,264.

This strategic pivot was a response to intensified competition and margin pressure in the raw cask whisky market for the six months ended June 30, 2025. While raw cask whisky sales delivered a healthy 61% gross margin for the six months ended June 30, 2024, we believe greater value is unlocked by bottling and branding our casks. We maintain our existing raw whisky inventory and intend to resume sales should market conditions and margins recover sufficiently to achieve improved overall results.

This strategic repositioning has created a more diversified business mix with several important characteristics. First, our international expansion has reduced geographic concentration risk. Second, the focus on bottled and proprietary brand products supports stronger customer relationships and brand equity development. Third, while the current product mix transition has temporarily diluted overall margins, our new business lines demonstrate the potential growth we expect to realize more fully as these operations scale and become a larger portion of revenue.

The 36% revenue growth was achieved alongside these structural business changes, highlighting our ability to implement strategic transformation while maintaining commercial momentum. Looking forward, we anticipate continued revenue expansion through several key drivers: further penetration in our current international markets, scaling of our proprietary brand whisky packaging and distribution business, and the potential reintroduction of raw cask whisky sales under improved margin conditions.

For the six months ended June 30, 2025, our trade volume totaled 6,001 bottles compared to 3,206 bottles (for bottled whisky sales) and 2 barrels equivalent to 35,000 bottles (for raw cask whisky sales) for the six months ended June 30, 2024. This change primarily reflects our strategic transition to focus on bottled products, with the total volume split between our traditional bottled whisky sales (3,001 bottles) and our new proprietary brand whisky packaging and distribution business (3,000 bottles).

Our current product mix, comprising 94% bottled whisky sales and 6% proprietary brand whisky packaging and distribution business, reflects our deliberate strategy to focus on different segments in response to market conditions. While intensified competition in the raw cask whisky sales segment led us to focus on bottled and proprietary products in the period, this has enabled enhanced product value and quality control. The complementary contribution from both our traditional bottled sales and new proprietary brand whisky packaging and distribution business demonstrates the successful execution of our diversification strategy. We expect this approach, i.e. combining our core bottled whisky business with proprietary brand offerings, will continue to drive stronger revenue per bottle and improved profitability. We maintain the flexibility to recommence raw cask whisky sales from our existing inventory should market margins recover.

Our pricing strategy for the six months ended June 30, 2025, reflected a deliberate focus on premiumization, with selling prices ranging from US$26 to US$91,298 compared to US$14 to US$16,274 for the six months ended June 30, 2024. This expanded price architecture supports our positioning as a purveyor of exceptional whisky experiences, particularly through our new proprietary brand whisky packaging and distribution business which contributes significantly to the upper tier of our price spectrum.

At the premium end, our US$91,298 expressions cater to discerning collectors through exclusive collaborations and rare aged stock, while maintaining accessible entry points near US$26 preserves our connection with emerging whisky enthusiasts. The 50/50 volume distribution between core and proprietary brands provides both stability and premium growth potential moving forward.

We anticipate further average price elevation as aged inventory reaches peak maturation and new proprietary brand collaborations launch in the second half of 2025. This pricing strategy, combined with our geographic expansion into luxury markets like Japan and Hong Kong, creates multiple pathways for continued revenue quality improvement.

Cost of revenue

	For the six months ended June 30,
	2024	2025
	US$	US$
Raw cask whisky sales	297,027	—
Bottled whisky sales	395,278	997,187
Proprietary brand whisky packaging and distribution business	—	24,186
	692,305	1,021,373

Our cost of revenue for the six months ended June 30, 2025 reached US$1,021,373, representing a 48% increase from US$692,305 for the six months ended June 30, 2024. This growth, while significant, was outpaced by our 55% revenue expansion, demonstrating our ability to scale operations efficiently despite a strategic business transformation.

The cost increase was primarily driven by growth in our core bottled whisky sales segment, which incurred US$997,187 in costs for the six months ended June 30, 2025. The rise in costs was proportionate to the segment’s revenue growth, reflecting our ability to maintain operational discipline amid expansion. This performance was particularly noteworthy given global inflationary pressures on glass, packaging materials, and transportation costs that affected the broader spirits industry during the period.

We are already seeing early signs of cost optimization as our new business model matures. The proprietary brand whisky packaging and distribution business segment’s margin performance is beginning to offset transitional cost pressures, and we expect further improvements as we achieve greater scale in material procurement and distribution. Our bottled whisky sales segment also continues to identify efficiency gains through distributor consolidation and production process refinements.

Looking ahead, we anticipate further cost optimization as our proprietary brand whisky packaging and distribution business scale and benefit from greater economies of scale in production and distribution. The current cost profile reflects our deliberate focus on building a more diversified revenue mix while maintaining disciplined cost control across all operations.

Gross profit and gross margin

	For the six months ended June 30,
	2024		2025
	GP (US$)	GP (%)	GP (US$)	GP (%)
Raw cask whisky sales	468,237	61%	—	—
Bottled whisky sales	221,803	36%	768,068	44%
Proprietary brand whisky packaging and distribution business	—	—	94,107	80%
	690,040	50%	862,175	46%

For the six months ended June 30, 2025, we reported gross profit of US$862,175, representing a 25% increase compared to US$690,040 for the six months ended June 30, 2024. This growth was achieved despite a 4-percentage-point contraction in gross margin, which declined from 50% for the six months ended June 30, 2024 to 46% for the six months ended June 30, 2025. This performance reflects both the successful execution of our strategic initiatives and the transitional impacts of reallocating focus toward different segments in response to margin pressure in the raw cask market.

The gross profit expansion was primarily driven by strong performance in our bottled whisky sales segment, which generated US$768,068 at a 44% gross margin for the six months ended June 30, 2025, compared to US$221,803 at a 36% margin for the six months ended June 30, 2024. This 8-percentage-point margin improvement demonstrates the effectiveness of initiatives including optimized pricing, an enhanced product mix, and operational efficiencies. These gains substantially offset the strategic decision to pause raw cask whisky sales, which had contributed US$468,237 at a 61% margin for the six months ended June 30, 2024.

Our new proprietary brand whisky packaging and distribution business, launched in 2025, contributed US$94,107 at 80% gross margin for the six months ended June 30, 2025. While currently representing a modest portion of total gross profit, this business model combines our distribution expertise with partnerships with renowned distilleries, creating a revenue stream with scalability potential.

We are particularly encouraged by the resilient performance of our core business segments during this period of strategic transition. The 8-percentage-point expansion in bottled whisky sales margins and the 80% margin profile of our proprietary brand whisky packaging and distribution business demonstrate the earnings potential of our transformed business model. These gains were achieved while simultaneously executing a major strategic shift in our operations and geographic focus, underscoring the resilience of our business.

Looking forward, we expect gross margins to stabilize and potentially expand as our proprietary brand whisky packaging and distribution business scales and our international operations mature. With our bottled whisky sales segment demonstrating strong margin progression and our proprietary brand whisky packaging and distribution business establishing its potential growth profile, we are well-positioned to deliver both profit growth and margin expansion in future periods.

General and administrative expenses

	For the six months ended June 30,
	2024	2025
	US$	US$
General and administrative expenses
– Professional fees	—	172.832
– Staff costs	23,148	69,744
– Trademark	31,329	—
– Lease expenses	4,822	28,247
– Others	10,708	48,941
	70,007	319,764

For the six months ended June 30, 2025, general and administrative expenses increased to US$319,764, representing a 357% increase from US$70,007 for the six months ended June 30, 2024. As a percentage of revenue, these expenses rose from 5% for the six months ended June 30, 2024 to 17% for the six months ended June 30, 2025, reflecting our accelerated investments in public company readiness and operational scaling.

The substantial increase was primarily driven by three strategic initiatives: professional fees of US$172,832 for enhanced financial reporting and audit services, personnel costs of US$69,744 from strengthening our financial leadership team (including onboarding a CFO), and expanded operational infrastructure costs. These investments were essential to meet evolving compliance requirements and support our growing international operations, while establishing the governance framework needed for our next growth phase.

While these expenditures have temporarily elevated our operating cost ratio, they coincided with our 36% revenue growth for the six months ended June 30, 2025, demonstrating our ability to balance strategic investments with business expansion. The majority of these costs represent transitional expenditures related to establishing foundational capabilities that will support more efficient scaling in future periods.

We anticipate the growth rate of these expenses will moderate in subsequent periods as many of these critical infrastructure investments are now operational. Our focus remains on optimizing these new capabilities while maintaining disciplined cost management across all operations.

Sales and distribution expenses

For the six months ended June 30, 2025, sales and distribution expenses decreased 19% to US$29,043, compared to US$35,773 for the six months ended June 30, 2024, reflecting further improvement in our sales and distribution efficiency, with these expenses decreasing to 2% of total revenue compared to 3% of total revenue for the six months ended June 30, 2024. This enhancement demonstrates the scalability of our sales model and the effective leverage of our existing infrastructure and personnel as we grow.

While the overall sales and distribution expenses remained stable at 2-3% of total revenue, we continuously evaluate opportunities to enhance efficiency and productivity within these areas, ensuring that our resources are allocated effectively to support our growth objectives.

Income from Operations

Income from operations reached US$513,368 for the six months ended June 30, 2025, compared to US$584,260 for the six months ended June 30, 2024, while revenue grew 36% to US$1,883,548 for the six months ended June 30, 2025 from US$1,382,345 for the six months ended June 30, 2024. However, the general and administrative expense increased to US$319,764 for the six months ended June 30, 2025 compared to US$70,007 for the six months ended June 30, 2024.

This performance reflects our continued revenue expansion for the six months ended June 30, 2025, partially offset by increases in general and administrative expenses. These additional expenditures represent our increased investments in public company readiness, which included enhanced financial reporting through our first consolidated audit, the onboarding of an experienced CFO and finance team to strengthen our leadership capabilities, etc. While these initiatives temporarily reduced operating margins, they represent essential investments to build the infrastructure required for our next stage of development.

Income tax expenses

Our income tax expenses for the six months ended June 30, 2025 was US$111,086, reflecting an estimated provision based on interim period profitability. This compares to US$123,237 recorded for the six months ended June 30, 2024, with both periods now recognizing interim tax provisions in accordance with our enhanced financial reporting practices. The full-year tax expense for the year ended December 31, 2024 totaled US$238,935, consistent with our stable effective tax rate when calculated on an annual basis.

As a company operating in Taiwan, our income tax obligations are governed by the local tax authorities and regulations. We are subject to income tax only in Taiwan, where our business operations are based.

Net Income

For the six months ended June 30, 2025, we reported net income of US$430,072, compared to US$465,803 for the six months ended June 30, 2024. The modest decrease primarily reflects our strategic investments in public company readiness initiatives, which were partially offset by improved gross profit in our core bottled whisky sales and brand whisky packaging and distribution business launched in 2025.

cash flows

Our cash flow is primarily derived from our operating, investing, and financing activities.

For the six months ended June 30, 2025, we achieved a significant improvement in operating cash flows, with net cash inflows of US$228,890 compared to net outflows of US$497,185 for the six months ended June 30, 2024. This positive reversal was primarily driven by favorable working capital movements, including increases in amounts due to related parties and accounts payables. Our financing activities generated net cash inflows of US$530,827, representing a 31% increase from US$404,020 for the six months ended June 30, 2024, primarily due to proceeds from the issuance of new shares to investors. Consistent with the prior year interim period, we recorded no investing cash flows for the six months ended June 30, 2025, or for the comparable period in 2024. The strengthened cash position reflects both improved operational efficiency and successful execution of our equity financing strategy in preparation for our public listing.

We have established robust liquidity management processes, including cash flow forecasting, working capital optimization, and proactive inventory management strategies. These measures ensure that we maintain sufficient liquidity to meet our obligations as they come due. We are currently evaluating our business strategy, including potential adjustments to our product mix, pricing strategies, and market focus, to enhance profitability and cash flow generation from our core operations.

Please refer to the statements of cash flows in our audited combined financial statements and unaudited combined and consolidated financial statements for further details on our cash flow movements during the reporting periods.

	For the six months ended June 30,
	2024	2025
	US$	US$
Cash flows provided by (used in):
– Operating activities	(497,185)	228,890
– Investing activity	—	—
– Financing activities	404,020	530,827
Net increase (decrease) in cash	(93,165)	759,717

liquidity and capital resources

We have not engaged in any significant equity transactions since our initial incorporation and issuance of share capital. Our operations have been primarily funded through internally generated cash flows from our whisky trading business activities and borrowings from related parties.

As of June 30, 2025, our cash position strengthened significantly to US$825,343, reflecting improved liquidity management and successful capital raising activities. This improvement reflects both enhanced operational performance and successful capital management, supported by our strong working capital position of US$2,663,522 as of June 30, 2025 as compared to US$1,745,572 as of December 31, 2024. For the six months ended June 30, 2025, we generated net cash inflows from operations of US$228,890, a notable reversal from the net outflow of US$497,185 for the six months ended June 30, 2024. This positive development was driven primarily by favorable working capital movements, including increased amounts due to related parties and accounts payables.

Additionally, we strengthened our balance sheet through financing activities, which generated net cash inflows of US$530,827 compared to US$404,020 for the six months ended June 30, 2024. The increase was attributable to proceeds from the issuance of new shares to investors as part of our pre-IPO capital raising efforts. These developments have significantly enhanced our liquidity position and provide substantial financial flexibility as we execute our growth strategy and prepare for our public listing.

We believe our working capital is sufficient to meet our current operational and working capital requirements. We continue to monitor our liquidity position closely and actively manage our working capital to ensure we have adequate resources to support our business operations and growth initiatives.

Going forward, we expect our liquidity and capital resources to be primarily derived from our operating activities, supplemented by financing activities as needed. We remain committed to optimizing our inventory management and working capital efficiency to improve our operating cash flow generation.

commitments and contingencies

We have entered into long-term operating leases for office premises, warehouses and motor vehicles in Taiwan. These lease commitments are a regular part of our business operations and are necessary to secure the required facilities for our operations.

In the ordinary course of business, we may be subject to legal proceedings regarding contractual relationships and a variety of liabilities. When a loss is assessed to be probable, and the amount of the loss is reasonably estimable, appropriate provisions are made in accordance with applicable accounting standards. As of June 30, 2025 and through the date of this report, we are not aware of any pending or threatened claims and litigation that could have a material impact on our financial position or results of operations.

The Company actively monitors and manages our commitments and contingencies to mitigate potential risks and liabilities. We maintain appropriate accounting policies and procedures to ensure that all significant commitments and contingencies are properly recognized, measured, and disclosed in our combined financial statements and related disclosures.

seasonality

While our whisky products enjoy consistent demand from a dedicated customer base of collectors, connoisseurs, and enthusiasts, we recognize that the broader whisky market experiences seasonal fluctuations. Historically, the industry sees heightened demand during the holiday season, particularly in November and December, driven by increased social gatherings, gift-giving, and celebratory consumption. Additionally, the summer months, typically June through August, may also see elevated sales due to outdoor events and social occasions where whisky is a popular choice.

Although we benefit from a stable core demand for premium whisky, these seasonal trends can influence our quarterly sales and operating results. As a result, our financial performance may vary from quarter to quarter, and the results of any single period may not be indicative of full-year performance. Should sales during these key seasonal periods fall below historical trends, our annual revenues and earnings could be adversely affected.

To mitigate the impact of seasonality, we employ strategic inventory management, marketing initiatives, and distribution planning to align with peak demand periods while maintaining sufficient supply to serve our year-round customer base. Nevertheless, fluctuations in consumer behavior, macroeconomic conditions, or other external factors could amplify or disrupt these seasonal patterns, potentially affecting our financial results.

tREND INFORMATION

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

inflation

Our business operations and financial results can be influenced by inflationary pressures, which can impact various aspects of our cost structure and profitability. Inflation can lead to higher prices for raw materials, energy, transportation, and labor, potentially increasing our overall operating costs.

For the six months ended June 30, 2025, Taiwan experienced inflation rates of 1.9%, as measured by the Consumer Price Index (CPI). These inflationary pressures manifested in the form of higher prices for raw materials, energy, transportation, and labor, potentially increasing our overall operating costs. We experienced inflationary pressures on certain key input costs, including procurement costs of our whisky products and labor costs. These inflationary pressures resulted in an increase in our overall cost of goods sold and operating expenses.

We continuously review our operational processes and supply chain to identify opportunities for cost savings and efficiency improvements, helping offset the impact of rising input costs.

While inflationary pressures can have an adverse impact on our profitability in the short term, we remain committed to implementing proactive measures to manage these challenges effectively.

Market risks

Currency risk

As a company engaged in international trade, our operations are exposed to fluctuations in exchange rates. With customers and suppliers located in various countries, our revenue and expenses are denominated in multiple currencies. Fluctuations in exchange rates can have a direct impact on our reported financial results, cash flows, and overall profitability.

In addition to the transactional currency risks arising from our international trade operations, we are also exposed to translation risks due to the differences between our reporting currency, i.e. the U.S. dollar (USD), functional currency, i.e. New Taiwan dollar (NTD), and the currencies in which our transactions are denominated. While our functional currency is the NTD, which is the currency of the primary economic environment in which we operate, our combined financial statements are presented in USD for reporting purposes. Fluctuations in the exchange rate between the NTD and the USD can impact the translation of our financial results, leading to potential gains or losses on translation. These translation effects can influence our reported financial performance and position, even in the absence of any underlying changes in our operating results or cash flows denominated in NTD.

While we continue to monitor and evaluate our exposure to foreign currency risk, as of the date of this report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate such risk. We may consider adopting appropriate risk management strategies in the future as our business operations and exposure to foreign exchange fluctuations evolve.

Concentration and credit risks

Financial instruments that potentially expose us to concentration of credit risk consist primarily of account receivables. We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of financial conditions and payment practices of our customers to minimize collection risk on account receivables.

Concentration of customers

We have the following customers accounted for 10% or more of sales for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024				2025
	US$		%		US$		%
Customer A	919,581		66.52%		—	#	— #
Customer B	271,940		19.67%		—	#	— #
Customer C	—	*	—	*	489,854		26.01%
Customer D	—	*	—	*	456,489		24.24%
Customer E	—	*	—	*	197,595		10.49%

*	Less than 10% of the sales for the six months ended June 30, 2024.

#	Less than 10% of the sales for the six months ended June 30, 2025.

We have the following customers accounted for 10% or more of account receivables as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024			As of June 30, 2025
	US$		%	US$		%
Customer A	250,587		34.92%	—	#	— #
Customer B	105,786		14.74%	160,804		11.83%
Customer C	104,107		14.51%	—	#	— #
Customer D	73,272		10.21%	—	#	— #
Customer E	—	*	— *	546,630		40.20%
Customer F	—	*	— *	220,497		16.22%
Customer G	—	*	— *	154,004		11.33%

*	Less than 10% of the account receivables as of December 31, 2024.

#	Less than 10% of the account receivables as of June 30, 2025.

Concentration of suppliers

We have the following suppliers accounted for 10% or more of purchases for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024		2025
	US$	%	US$		%
Supplier A	533,652	50.15%	—	#	—	#
Supplier B	271,171	25.48%	—	#	—	#
Supplier C	153,092	14.39%	676,392		71.62%

#	Less than 10% of the purchases for the six months ended June 30, 2025.

We have the following suppliers accounted for 10% or more of account payables as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024			As of June 30, 2025
	US$		%	US$	%
Supplier A	191,200		57.22%	211,974	26.00%
Supplier B	142,905		42.77%	158,431	19.43%
Supplier C	—	*	— *	399,395	48.99%

*	Less than 10% of the account payables as of December 31, 2024.

Interest rate risk

As part of our financing strategy, we have obtained borrowings from a local bank in Taiwan. These borrowings are subject to fluctuations in interest rates, which can directly impact our financial expenses and profitability. An increase in interest rates can lead to higher borrowing costs, while a decrease in interest rates can result in lower financing costs.

As of the date of this report, we have not implemented any formal hedging policy or entered into any derivative instruments to mitigate our interest rate risk.

Other market risks

In addition to currency and interest rate risks, our business operations may be exposed to other market risks, such as commodity price fluctuations, changes in customer demand, or shifts in market conditions. We continuously monitor these risks and implement appropriate risk management strategies to mitigate their potential impact on our financial performance and operations.

critical accounting policies and estimates

Management uses estimates and assumptions in preparing these combined financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

While all significant accounting policies are more fully described in Note 2 (Summary of significant accounting policies) in our audited combined financial statements and unaudited combined and consolidated financial statements, we believe that the following accounting estimates are critical to our business operations and understanding of our financial results.

Expected credit losses on account receivables

The determination of the appropriate level of expected credit loss on accounts receivables is a critical accounting estimate that requires significant judgment and consideration of various factors.

We recognize an allowance for expected credit losses on our accounts receivables based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. We use the simplified approach permitted by the accounting standards, which requires lifetime expected credit losses to be recognized from the initial recognition of the receivables.

In estimating the expected credit loss, we consider several factors, including the aging of the accounts receivables, the credit quality and payment history of our customers, current and forecasted economic conditions, and any specific customer or industry-related risks. We also evaluate the need for specific reserves against individual exposures based on the customer’s creditworthiness, past collection history, and other relevant information.

The assessment of expected credit losses involves significant judgments and estimates, and actual results may differ from our estimates. We regularly review and update our assumptions and methodologies used in calculating the expected credit loss allowance to ensure they appropriately reflect changes in circumstances and economic conditions.

Given the inherent uncertainties and judgments involved in estimating expected credit losses, a change in our assumptions or estimates could result in a material adjustment to the allowance for credit losses and consequently impact our financial results.

As of December 31, 2024, and June 30, 2025, there was no expected credit loss on account receivables.

Inventory Provision

The determination of the appropriate level of inventory provision is a critical accounting estimate that requires significant judgment and consideration of various factors.

Our inventory consists primarily of aged whisky products, which are subject to potential obsolescence, deterioration, or other factors that may affect their net realizable value. We regularly review our inventory levels, aging, and turnover to identify slow-moving or obsolete items.

In estimating the inventory provision, we consider several factors, including:

●	Aging and maturation of the whisky products: As whisky ages, it may become more valuable, but it is also susceptible to evaporation and other factors that could affect its quality and salability.

●	Market demand and pricing trends: We assess the current and forecasted market demand for our whisky products, as well as pricing trends, to determine if any adjustments to the net realizable value are necessary.

●	Physical condition and quality: We evaluate the physical condition and quality of our inventory, taking into account any issues related to storage conditions, packaging, or other factors that may impact the salability of the products.

●	Historical and forecasted inventory turnover: We analyze historical inventory turnover rates and forecasted sales patterns to identify slow-moving or potentially obsolete inventory items.

The assessment of inventory provisions involves significant judgments and estimates, and actual results may differ from our estimates. We regularly review and update our assumptions and methodologies used in calculating the inventory provision to ensure they appropriately reflect changes in circumstances and market conditions.

Changes in our estimates and assumptions related to inventory provisions could have a material impact on our financial results. An increase in the inventory provision would decrease the carrying value of our inventory and result in a corresponding increase in cost of sales and a decrease in gross profit.

off-balance sheet arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2025, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Accounting standards and REcently accounting pronouncements

See Note 3 (Recent Accounting Pronouncements) in our unaudited combined and consolidated financial statements for a discussion of recent accounting pronouncements.